

December 3, 2024

Robert Lewis
President, Chief Executive Officer and Director
NÖK Therapeutics, Inc.
1452 N. US HWY 1, Suite 123
Ormond Beach, FL 32174

> **Re:** **NÖK Therapeutics, Inc.**
> **Amendment No. 2 to the Offering Statement on Form 1-A**
> **Filed November 25, 2024**
> **Amendment No. 3 to the Offering Statement on Form 1-A**
> **Filed November 26, 2024**
> **File No. 024-12511**

Dear Robert Lewis:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 19, 2024 letter.

Amendment No. 3 to the Offering Statement on Form 1-A

Risk Factors, page 4

1. We note that your subscription agreement contains an exclusive forum provision and a jury trial waiver provision. Please provide risk factor disclosure to clearly disclose:
   - the exclusive forum provision, including the relevant forum for litigation;
   - any risks or impacts upon investors of the exclusive forum provision, including but not limited to increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum

> that they find favorable;
> - enforceability under federal and state law;
> - whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;
> - to the extent the provisions apply to federal securities law claims, revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and
> - whether purchasers of interests in a secondary transaction would be subject to these provisions.

<u>Our Chief Executive Officer and our Chief Financial Officer are currently part-time which may adversely affect our business, page 5</u>

2.   We note your revised disclosure in response to prior comment number 1 that Mr. Lewis and Mr. Cogley are not engaged in other activities that are competitive with your business. However, we note that Jabez Therapeutics is developing product candidates for treating cancer, similar to NÖK Therapeutics. Please advise or revise.

<u>Dilution, page 17</u>

3.   We note your revisions in response to prior comment 2. However, it appears the language above the table was not updated. Please revise the first paragraph to clarify the amount is a net tangible deficit, not book value. Additionally, revise the amounts per share in the third paragraph to agree with the revisions you made to the table.

<u>Use of Proceeds, page 18</u>

4.   We note your disclosure on page 26 that you anticipate using the proceeds from this offering for general working capital, including the notes payable. Please describe the material terms of such indebtedness and if the indebtedness to be discharged was incurred within one year, describe the use of the proceeds arising from such indebtedness. Refer to Instruction 6 to Item 6 of Form 1-A.

<u>Business, page 21</u>

5.   We note your response to prior comment 3. Please describe the material steps in clinical development that you need to complete for evencaleucel, including, if applicable, any clinical trials that must be conducted or regulatory applications that must be submitted. Please disclose the jurisdictions in which regulatory approval will be sought and whether you have engaged in any discussions with the relevant regulatory authorities.

December 3, 2024
Page 3

       Please contact Vanessa Robertson at 202-551-3649 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Alan Campbell at 202-551-4224 with any other questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Life Sciences

cc: Jim Byrd